Esperanza Resources Corp.

Management’s Discussion and Analysis

September 30, 2012

This discussion and analysis of the financial position and results of operations is intended to supplement the unaudited condensed consolidated interim financial statements of Esperanza Resources Corp. (the “Company” or “Esperanza”) for the three and nine months ended September 30, 2012 and the related notes thereto, which have been prepared in accordance with International Financial Reporting Standards (“I FRS”) as issued by the International Accounting Standards Board.

This discussion and analysis of financial position and results of operations is prepared as at November 20, 2012 and should be read in conjunction with the audited annual consolidated financial statements of Esperanza for the year ended December 31, 2011 and the related notes thereto.

All dollar amounts included therein and in the following management’s discussion and analysis (“MD&A”) are in Canadian dollars except where noted. These documents and other information relevant to the Company’s activities are available for viewing on SEDAR at www.sedar.com.

COMPANY OVERVIEW

The Company is principally engaged in the acquisition, exploration and development of mineral properties. The Company’s principal asset is the 100%-owned Cerro Jumil Gold Project in Morelos State, Mexico. Esperanza is primarily focused on advancing Cerro Jumil to production.

In addition the Company holds a 26% interest in Global Minerals Ltd. (TSX-V: CTG), owner of the Strieborná silver/copper project in Roznava, Slovakia.

The Company has no revenue except interest income and will continue to incur negative cash flows from operations. As a result, the Company expects to meet its cash requirements from funds in place or available through other sources. As at September 30, 2012 the Company has $39,295,328 in cash and cash equivalents and net working capital of $38,447,435.

Esperanza shares trade on the Toronto Stock Exchange Venture under the symbol EPZ and on the OTCQX under the symbol ESPZF.

RECENT DEVELOPMENTS

Cerro Jumil Surface Rights Agreement

Subsequent to September 30, 2012, the Company entered into a surface rights agreement (the “Agreement”) for the Cerro Jumil gold project. The Agreement is structured as a surface lease with the communal landowners and has an initial term of 15 years. The Agreement applies to substantially all of the land required for Cerro Jumil and provides for continued exploration and development as well as for the planned construction and operation of a mine at the project.

Cerro Jumil Resource Update

The Company reported an updated resource at Cerro Jumil in the third quarter. Highlights include:

•

Measured and indicated (“M&I”) gold resources of 1.47 million ounces, an increase of 61% from the September 2010 resource;

•

M&I gold grade of 0.91 grams per tonne (“gpt”), an increase of 10% from the September 2010 resource;

•

M&I tonnes of 50.34 million tonnes, an increase of 46% from the September 2010 resource;

•

M&I silver resources increased to 16.01 million ounces;

•

An additional 7.97 million tonnes containing 0.17 million gold ounces and 2.79 million silver ounces are classified as inferred resources.

The resource estimate was independently prepared by RHC Consulting and incorporates all drilling undertaken at Cerro Jumil to the end of June 2012. It provides an update to the resource estimate announced in September 2010 that was used as the basis for the September 2011 Preliminary Economic Assessment (“PEA”).

	Tonnes (millions)	Gold Grade (gpt)	Silver Grade (gpt)	Gold Ounces (millions)	Silver Ounces (millions)
Measured	30.36	0.97	9.63	0.94	9.40
Indicated	19.98	0.82	10.30	0.53	6.61
Measured and indicated(1)	50.34	0.91	9.89	1.47	16.01
Inferred	7.97	0.66	10.90	0.17	2.79

(1)

Resources have been estimated as of June 30, 2012 in accordance with definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum. The resource estimate was independently prepared by Riaan Herman Pr.Sci.Nat. of RHC Consulting. Riaan Herman is the Qualified Person as defined in NI 43-101 for this mineral resource estimate. The June 30, 2012 resource is presented at a cut-off grade of 0.3 grams per tonne gold-equivalent using assumed metal prices of $1,200 per gold ounce and $22.50 per silver ounce and having regard for metallurgical recoveries. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

The new resource is reported at a cut-off grade of 0.3 gold-equivalent gpt and contains 50.34 million tonnes grading 0.91 gpt gold and 9.89 gpt silver in the measured and indicated category. There is an additional 7.97 million tonnes grading 0.66 gpt gold and 10.90 gpt silver in the inferred category. The updated resource contains significantly more tonnes at a higher average grade than the September 2010 resource.

As a result of additional drilling, the north-west silver dominant zone located adjacent to and overlapping the primary gold mineralized zone, has been incorporated into the updated Cerro Jumil resource estimate and will be included in the future open-pit mine place and mine reserves. This higher grade silver resource was previously reported independent of the primary Cerro Jumil resource and was not included in the mine plan or economic analysis contemplated in the September 2011 PEA.

Private Placement Financing

On May 24, 2012 the Company completed a private placement of 27,214,000 special warrants (“Special Warrants”) at a price of $1.25 per Special Warrant (the “Issue Price”) for aggregate net proceeds of $31,600,000 (the “Offering”). The net proceeds of the Offering will be used to advance the Cerro Jumil project in Mexico and for general working capital purposes. On June 20, 2012, the Company received receipt for its final short form prospectus filed in each of the provinces of Canada, except Quebec which qualified the securities issued in the private placement for distribution.

Changes to Management and Board of Directors

In the second quarter, the Company appointed Greg Smith as President and Chief Executive Officer and Laurence Morris as Chief Operating Officer of the Company. Both are highly experienced professionals previously involved with the success of Minefinders Corporation Ltd. (“Minefinders”), including the recent $1.5 billion acquisition of Minefinders by Pan American Silver Corp. Mr. Smith has also been appointed to the Board of Directors of Esperanza. The Company also appointed Marcel de Groot and Andrew Swarthout to the Board of Directors to fill the vacancies created by the resignations of Steve Ristorcelli and George Elliott.

Further, William Pincus resigned as the Company’s President and Chief Executive Officer and has been appointed Chairman of the Board of Directors of Esperanza. Esperanza also added Mr. Daniel O’Flaherty as Executive Vice President, Corporate Development, Mr. Johannes J. Miller as Vice President, Operations and Ms. Kylie Dickson as Chief Financial Officer, to its management team. Both Mr. Miller and Ms. Dickson were involved with Minefinders until the acquisition by Pan American Silver. In addition, the Company has put in place an experienced technical team in Mexico to assist in advancing Cerro Jumil to production.

Messrs. Ristorcelli and Elliott will continue to act as consultants to the Company and its’ Board of Directors.

EXPLORATION AND DEVELOPMENT REVIEW

Cerro Jumil, Mexico

On the basis of the positive results of the September 2011 PEA and the updated resource on the Cerro Jumil project, the Company is diligently advancing the property toward construction and production. During 2012, the Company has continued with expansion drilling, metallurgical testing and design and other efforts to advance the project. With the additions to management announced during the second quarter, these efforts have accelerated significantly.

Highlights of current development activities include:

•

Mobilization of an experienced technical team to the Cerro Jumil site during the second quarter. The team includes employed and contracted mining and environmental engineers, social and government relations professionals, permitting specialists and logistics and administrative personnel.

•

A feasibility-level metallurgical test program managed by the Company’s metallurgical consultants, Lyntek Inc. and McClelland Labs Inc., is underway. Testing includes both column and bottle roll tests on a sample of approximately 75 tonnes of mineralized material.

•

Preparation of the primary permit documentation is in process. The Company expects to submit permit applications during the fourth quarter.

The Company has engaged Wardell Armstrong, an independent engineering firm based in the UK, to assist with the preparation of a bankable feasibility study on the Cerro Jumil project expected to be completed during the first quarter of 2013. Feasibility-level engineering, geotechnical and hydrology testing, capital and operating cost estimation and related activities are in process for inclusion in the study.

Other Exploration

In Mexico the Company controls three concessions totaling 44,333 hectares in the Biricu property in Guerrero, three concessions plus an option on two other concessions totaling 9,521 hectares in the El Canario project, Nuevo Leon, and three concessions totaling 12,510 hectares in the Gallos Blancos project, San Luis Potosi. The Company has granted an option to purchase the Biricu property to Citation Resources Inc. Agreements with all surface owners for the El Canario and Gallos Blancos projects have been made and an initial drill program has commenced at El Canario. All properties are at the early exploration stage.

In Peru the Company controls projects totaling 16,853 hectares. Votorantim Metais has an option to purchase agreement concerning the Guadelupe property. At the Pucarana property the company has earned a 60% ownership and is considering continued exploration and strategic alternatives. The remaining properties are early stage exploration properties.

QUARTERLY INFORMATION

The following table sets out selected unaudited quarterly results which are stated in Canadian dollars except for per share amounts.

Quarter ended	Sept 30, 2012	June 30, 2012	Mar 31, 2012	Dec 31, 2011

Loss before the following	$5,144,602	$4,011,943	$2,637,921	$1,776,245
Share based compensation	664,365	158,370	-	31,310
Equity in loss of associated company	1,042,999	333,582	403,758	754,289
Interest income	(131,717)	(95,593)	(115,302)	(32,887)
Foreign exchange (gain) / loss	(221,324)	15,694	9,047	4,942
Net loss for the period	6,498,925	4,423,996	2,935,424	2,533,719
Net loss per share (basic and diluted)	$0.08	$0.08	$0.06	$0.05

Quarter ended	Sept 30, 2011	June 30, 2011	Mar 31, 2011	Dec 31, 2010

Loss before the following	$1,863,776	$2,105,725	$1,107,537	$1,139,410
Share based compensation	-	500,396	-	-
Equity in loss of associated company	586,328	442,275	407,281	11,808
Gain on sale of property	(26,012,289)	-	-	-
Interest income	(28,565)	(28,086)	(27,386)	(12,650)
Foreign exchange (gain) / loss	(8,160)	2,923	9,186	2,336
Net (income) / loss for the period	(23,598,910)	3,023,233	1,496,618	1,140,904
Net (earnings) / loss per share (basic and diluted)(1)	$(0.45)	$0.05	$0.03	$0.02

(1) The diluted loss per share for the quarter ended September 30, 2011 was $0.42.

RESULTS OF OPERATIONS

Three and Nine Months Ended September 30, 2012

The Company recorded a net loss of $6,498,925 for the three months ended September 30, 2012 (2011 – income of $23,598,910) and a net loss of $13,858,345 for the nine month period (2011 – income of $19,079,059). The income in 2011 was the result of a gain on the sale of the San Luis property of $26,012,289 which did not occur in 2012. The net loss includes Esperanza’s share of the loss in Global Minerals of $1,042,999 and $1,780,339 for the three and nine month periods (2011 - $586,328 and $1,435,884).

Exploration expenses in 2012 increased to $2,722,062 and $7,379,136 for the three and nine month periods respectively, up from $1,465,846 and $3,683,771 in 2011. The increase was due to significantly more work at the Cerro Jumil project as the Company works towards development. Drilling, feasibility study and permitting costs, office, professional fees and salaries related to Cerro Jumil were all significantly higher in 2012 for both the three and nine month periods as the operations office was mobilized and management team employed to commence the permitting, feasibility and development. Slightly offsetting the increase in costs at Cerro Jumil was a decrease in exploration at the other properties in Mexico and Peru, as the Company focuses its efforts on the Cerro Jumil project.

Investor relations costs were $166,023 and $369,888 for the three and nine month periods of 2012, compared to $134,842 and $379,554 for the same periods of 2011. The increase in the three-month period was due primarily to an increase in the amount of travel during the period. The year-to-date costs are consistent with the prior year.

Office expenses in 2012 increased to $107,355 and $293,183 for the three and nine month periods ended September 30, 2012, compared to $73,214 and $214,265 for the same periods in 2011. The increase was due to the relocation of the corporate head office to Vancouver as a result of changes in management in the second quarter.

Professional fees, including audit, legal, and consulting fees, increased from $24,509 and $189,364 for the three and nine month periods in 2011 to $67,461 and $1,173,425 for the same periods in 2012. The increase in the nine month period is primarily due to one-time consulting fees paid on the management change in the second quarter. Legal fees have also increased as the Company has commenced permitting the Cerro Jumil project.

Salaries and administrative fees were $2,033,604 and $2,422,165 for the three and nine month periods ended September 30, 2012, compared with $122,811 and $458,892 for the same periods in 2011. This increase is primarily due to one-time termination payments of approximately $1,700,000 that were payable at the end of the third quarter to all employees in both the USA and Peru.

Share-based compensation increased to $664,365 and $822,735 for the three and nine month periods in 2012 from $nil and $500,396 for the same periods in 2011. The increase was due to an increase in the number of options granted as well as the granting of restricted share units (“RSU’s”) which occurred in the second quarter of 2012.

Foreign exchange gains were higher in 2012 than 2011 for both the three and nine month periods. This increase was due to the Company holding higher cash balances throughout 2012 and favourable exchange rates on purchases of US dollars. Interest income also increased in 2012 due to the higher cash balance and short-term investments held by the Company.

LIQUIDITY AND CAPITAL RESOURCES

The Company started 2012 with working capital of $19,235,210 and had working capital of $38,447,435 at September 30, 2012. Working capital increased as a result of special warrant financing which was completed on May 24, 2012, partially offset by ongoing expenditures for exploration and administration activity, capital purchases in Mexico and a $1,500,000 investment in Global Minerals Ltd. (“Global”). The financing raised gross proceeds of approximately $34,000,000 and the Company also received $857,000 on the exercise of options and warrants. The Company has sufficient working capital to carry out its exploration, development and administrative activities for at least the next twelve months.

The Company raised net proceeds of $31,600,000 from the special warrant financing and during the period since the transaction closed the proceeds have been used as follows:

	Actual Expenditures	Budgeted Expenditures1)
	$	$

Completing the feasibility study & related work	580,000	1,600,000
Completing land acquisition & permitting	500,000	1,500,000
General corporate working capital	1,150,000	3,000,000
Funding a portion of Cerro Jumil capital costs	-	25,500,000
Total	2,230,000	31,600,000

(1) The budgeted figures are the from the “Use of Proceeds” section of the Company’s recent short form prospectus.

The expenditures in the above table are for the period of June 2012 through September 30, 2012. Esperanza also incurred approximately $1,125,000 on drilling and other exploration activities in Mexico in this period which are not reflected in the actual or budgeted use of proceeds in the table above. Further, Esperanza incurred approximately $272,000 on exploration in Mexico and Peru in the four month period which is also not included in the above table. The funding for the Mexico and Peru exploration expenditures was from working capital on hand prior to the special warrant financing.

SIGNIFICANT INVESTMENTS ACCOUNTED FOR BY THE EQUITY METHOD

In March of 2012 Esperanza purchased 3,333,333 units of a Global Minerals private placement at a price of $0.45 per unit for a total investment of $1,500,000. Each unit was comprised of one common share and one common share purchase warrant. Esperanza now holds 28,906,517 shares of Global with a market value of $13,007,933 at September 30, 2012, which represents an interest of approximately 26%. The investment is being accounted for by the equity method. For the nine months ended September 30, 2012 Esperanza recorded its estimated share of Global’s comprehensive loss in the amount of $1,309,133, bringing the total investment at September 30, 2012 to $1,438,507. The table below summarizes Global’s estimated financial position as at September 30, 2012.

	September 30, 2012	December 31, 2011

Current assets	$11,190,118	$3,822,000
Long-term assets	4,381,895	3,668,000
Current liabilities	618,198	(404,000)
Net Assets	$14,953,815	$7,086,000

Esperanza investment in Global	$1,438,507	$1,247,640

OUTSTANDING SHARE DATA

As of November 20, 2012 there were 78,771,321 common shares issued and outstanding and 104.8 million shares fully diluted, including:

•

6,201,000 stock options outstanding with exercise prices ranging from $0.69 to $1.49 per option which expire from February 8, 2013 through to August 21, 2017, of which 3,376,000 are fully vested and exercisable;

•

3,150,000 RSU’s outstanding which vest in thirds in June 2013, 2014 and 2015 and expire June 12, 2017;

•

16,669,846 common share purchase warrants outstanding with exercise prices ranging from $1.80 to $2.75 per warrant which expire on December 22, 2012 (3,062,846 warrants) and May 24, 2017 (13,607,000 warrants).

RELATED PARTY TRANSACTIONS

During the nine months ended September 30, 2012 the Company paid $102,600 (2011 – $147,600) to Seabord Services Corp. (“Seabord”), a management company with two officers in common, for office space and administrative services. During the quarter, the Company terminated the management contract with Seabord and, subsequent to August 2012, the Company had no further relationship with Seabord. In addition, the Company incurred $46,244 in consulting and administrative fees to Pathway Capital Limited, a related company by virtue of a common director. These transactions were in the normal course of operations and are measured at the exchange amount which is the amounts established and agreed to by the related parties. Details of related party transactions are included in Note 11 to the financial statements.

OFF-BALANCE SHEET ARRANGEMENTS

There are no off-balance sheet arrangements or obligations that are not disclosed in the financial statements.

FUTURE ACCOUNTING CHANGES

The following are IFRS changes that have been issued by the International Accounting Standards Board, which may affect the Company, but are not yet effective. The Company is in the process of assessing the affect that the new and amended standards will have on its financial statements or whether it will early-adopt any of the new requirements.

IAS 27, Separate Financial Statements, replaced the existing IAS 27 “Consolidated and Separate Financial Statements”. IAS 27 contains accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when an entity prepares separate financial statements. IAS 27 requires an entity preparing separate financial statements to account for those investments at cost or in accordance with IFRS 9 Financial Instruments. IAS 27 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted.

IAS 28, Investments in Associates and Joint Ventures, was amended in 2011 and prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. IAS 28 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted.

IFRS 9, Financial Instruments, was issued in November 2009 and is the first step to replace current IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2013.

IFRS 10, Consolidated Financial Statements, establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 supersedes IAS 27, Consolidated and Separate Financial Statements, and SIC-12, Consolidation— Special Purpose Entities, and is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted.

IFRS 11, Joint Arrangements, establishes principles for financial reporting by parties to a joint arrangement. IFRS 11 supersedes current IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities - Non-Monetary Contributions by Venturers, and is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted.

IFRS 12, Disclosure of Interests in Other Entities, applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. IFRS 12 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted.

IFRS 13, Fair Value Measurements, defines fair value, sets out in a single IFRS framework for measuring fair value and requires disclosures about fair value measurements. The IFRS 13 applies to IFRSs that require or permit fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except in specified circumstances. IFRS 13 is to be applied for annual periods beginning on or after January 1, 2013. Earlier application is permitted.

IFRS 7 Financial Instruments: Disclosures, introduces additional disclosures, designed to allow users of financial statements to improve their understanding of transfer transactions of financial assets (for example, securitizations), including understanding the possible effects of any risks that may remain with the entity that transferred the assets. The amendments also require additional disclosures if a disproportionate amount of transfer transactions are undertaken around the end of a reporting period. This revised standard applies to annual periods beginning on or after January 1, 2013.

IAS 1 Presentation of Items of Other Comprehensive Income (“OCI”) revises the current standard regarding the way other comprehensive income is presented. The amendments are as follows:

•

Preserve the amendments made to IAS 1 in 2007 to require profit or loss and OCI to be presented together, i.e. either as a single “statement of profit or loss and comprehensive income” or a separate statement of profit or loss and a statement of comprehensive income – rather than requiring a single continuous statement as was proposed in the exposure draft

•

Require entities to group items presented in OCI based on whether they are potentially re-classifiable to profit or loss subsequently, i.e. those that might be reclassified and those that will not be reclassified

•

Require tax associated with items presented before tax to be shown separately for each of the two groups of OCI items (without changing the option to present items of OCI either before tax or net of tax.

The revised standard is applicable to annual reporting periods beginning on or after July 1, 2012.

FINANCIAL INSTRUMENTS RISK MANAGEMENT

Esperanza’s strategy with respect to cash is to safeguard this asset by investing any excess cash in very low risk financial instruments such as term deposits or by holding funds in the highest yielding savings accounts with major Canadian banks. By using this strategy the Company preserves its cash resources and is able to marginally increase these resources through the yields on these investments. The Company’s financial instruments are exposed to certain financial risks, which include currency risk, credit risk, liquidity risk and interest rate risk.

Currency Risk

The Company is exposed to financial risk related to the fluctuation of foreign exchange rates. The Company operates in Canada, the United States, Mexico and Peru. The Company funds cash calls to its subsidiary companies outside of Canada in US dollars and a portion of its expenditures are also in the local currencies. The risk is that there could be a significant change in the exchange rate of the Canadian dollar relative to the US dollar, the Mexican peso and the Peruvian sol. A significant change in these rates could have an adverse effect on the Company’s results of operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations.

Based on the net exposures as at September 30, 2012 and assuming that all other variables remain constant, a 10% change in the value of the Canadian dollar against the US dollar would result in a change in income of $1,653,050. A 10% change in the Canadian dollar against the Mexican peso would result in a change in income of $99,204 and a 10% change in the Canadian dollar against the Peruvian sol would result in a change in income of $1,067.

Credit Risk

The Company’s cash and cash equivalents are held through large Canadian or US financial institutions and are mainly held in term deposits and savings accounts and accordingly credit risk is minimized. The Company’s receivables consist primarily of value added tax receivable from the Mexican government.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital resources as outlined in Note 13 (b) of the September 30, 2012 condensed consolidated interim financial statements.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in the market interest rates. The Company’s cash is held mainly in term deposits and therefore there is currently minimal interest rate risk.

RISKS AND UNCERTAINTIES

Mineral Property Exploration and Mining Risks

The business of mineral deposit exploration and extraction involves a high degree of risk. Few properties that are explored ultimately become producing mines. At present, none of the Company’s properties has a known commercial ore deposit, although Esperanza has published a Preliminary Economic Assessment (“PEA”), which indicates that Cerro Jumil may have a commercial ore deposit upon completing a pre-feasibility or feasibility study. Esperanza’s main operating risks include: ensuring ownership of and access to mineral properties by confirmation that option agreements, concessions and leases are in good standing and obtaining permits for drilling, other exploration activities and/or extraction.

The Cerro Jumil project is near a known archeological site. The Company has worked with the appropriate government archeological authority to determine any effects proposed mining operations may have. As a result of this work, land required by the Company to conduct mining operations has been released for mining activity.

Esperanza is currently earning an interest in the El Canario property through an option agreement and acquisition of title to the property is only completed when the option conditions have been met. These conditions generally include making property payments and incurring exploration expenditures on the properties. If the Company does not satisfactorily complete the option conditions in the time frame pursuant to the option agreement, the Company’s title to the related property will not vest and the Company will have to write-off the previously capitalized costs related to that property.

Commodity Price Risk

Esperanza is exposed to commodity price risk. Declines in the market price of gold, silver and other metals may adversely affect the Company’s ability to raise capital or attract joint venture partners in order to fund its ongoing operations. Commodity price declines could also reduce the amount the Company would receive on the disposition of one of its mineral properties to a third party.

Financing and Share Price Fluctuation Risks

Esperanza has limited financial resources, has no source of operating cash flow and has no assurance that additional funding will be available to it for further exploration and development of its projects. Further exploration and development of one or more of the Company’s projects may be dependent upon the Company’s ability to obtain financing through equity or debt financing or other means. Failure to obtain this financing could result in delay or indefinite postponement of further exploration and development of its projects which could result in the loss of one or more of its properties.

Securities markets have experienced a high degree of price and volume volatility, and the market price of securities of many companies, particularly those considered to be development-stage companies such as Esperanza, have experienced wide fluctuations in share prices which have not necessarily been related to their operating performance, underlying asset values or prospects. There can be no assurance that these kinds of share price fluctuations will not occur in the future, and if they do occur, how severe the impact may be on Esperanza’s ability to raise additional funds through equity issues.

Political and Currency Risks

The Company is operating in countries that currently have varied political environments. Changing political situations may affect the manner in which the Company operates. The Company’s equity financings are sourced in Canadian dollars but it incurs a significant portion of its expenditures in local currencies or in US dollars. At this time there are no currency hedges in place. Therefore a weakening of the Canadian dollar against the US dollar, Mexican peso or Peruvian sol could have an adverse impact on the amount of exploration and development conducted.

Insured and Uninsured Risks

In the course of exploration and development of and extraction of ore from mineral properties, the Company is subject to a number of risks and hazards in general, including adverse environmental conditions, operational accidents, labor disputes, unusual or unexpected geological conditions, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, and earthquakes. Such occurrences could result in damage to the Company’s property or facilities and equipment, personal injury or death, environmental damage to properties of the Company or others, delays, monetary losses and possible legal liability.

Although the Company may maintain insurance to protect against certain risks in such amounts as it considers reasonable, its insurance may not cover all the potential risks associated with its operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums or for other reasons. Should such liabilities arise, they could reduce or eliminate future profitability, result in increased costs, have a material adverse effect on the Company’s financial results and cause a decline in the value of the securities of the Company. Some work is carried out through independent consultants and the Company requires that all consultants carry their own insurance to cover any potential liabilities as a result of their work on a project.

Environmental Risks and Hazards

The activities of the Company are subject to environmental regulations issued and enforced by government agencies. Environmental legislation is evolving in a manner that will require stricter standards and enforcement and involve increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. There can be no assurance that future changes in environmental regulation, if any, will not adversely affect Esperanza’s operations. Environmental hazards may exist on properties in which the Company holds interests which are unknown to the Company at present.

Competition

The Company will compete with many companies and individuals that have substantially greater financial and technical resources than the Company for the acquisition and development of its projects as well as for the recruitment and retention of qualified employees.

FORWARD-LOOKING INFORMATION

This MD&A may contain “forward looking statements” that reflect the Company’s current expectations and projections about its future results. When used in this MD&A, words such as “estimate”, “intend”, “expect”, “anticipate” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause Esperanza’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements.

The Company is focusing its efforts on permitting and completing a full feasibility study for the Cerro Jumil property. The Company has conducted infill and expansion drilling to provide more data in order to more accurately determine the size and grade of the mineral resource and has been conducting further metallurgical testing in order to optimize processing design. Esperanza has also been applying for the appropriate permits in order to conduct mining on the property. The Company’s operating plan is based on the expectation of positive results from all of the above activities. However, if Esperanza encounters problems or difficulties with the size and grade of the resource, permitting, metallurgical recoveries or design or other issues, this could have a significant impact on current and future operating plans.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this MD&A or as of the date otherwise specifically indicated herein. Due to risks and uncertainties identified here and elsewhere in this MD&A, actual results may differ materially from current expectations. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise except as required by securities law.